Exhibit 99.2



*news from*

# FINANCIAL FEDERAL CORPORATION

730 Third Ave., New York, NY  10017  ◆  (212) 599-8000  ◆  www.financialfederal.com

**FINANCIAL FEDERAL CORPORATION DECLARES QUARTERLY DIVIDEND**

NEW YORK, NY:  December 8, 2009 - Financial Federal Corporation (**NYSE: FIF**) today announced its Board of Directors declared a $0.15 per share quarterly dividend on its common stock.  The dividend is payable January 14, 2010 to stockholders of record at the close of business on December 24, 2009.  The dividend rate is the same as the prior quarter.

***Financial Federal Corporation*** *is an independent financial services company specializing in financing construction, road transportation and refuse equipment through installment sales and leasing programs for dealers, manufacturers and end users nationwide.  Please visit* *www.financialfederal.com* *for more information.*

CONTACT:    Steven F. Groth
                      Chief Financial Officer
                      (212) 599-8000